File No. 70-09699

                           (As filed January 13, 2005)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     POS AMC
                        (Post Effective Amendment No. 17)
                             APPLICATION/DECLARATION
                                  ON FORM U-1/A
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


KeySpan Corporation                               KSNE, LLC
KeySpan Gas East Corporation                        and its subsidiaries
   and its subsidiaries                           c/o 52 Second Avenue
KeySpan Generation LLC                            Waltham, Massachusetts 02451
   and its subsidiaries                           The Brooklyn Union Gas Company
KeySpan Insurance Company                           and its subsidiaries
KeySpan Electric Services LLC                     KeySpan Services, Inc.
KeySpan Energy Trading Services LLC                 and its subsidiaries
KeySpan Exploration and Production, LLC           KEDC Holdings Corp.
KeySpan Energy Corporation                          and its subsidiaries
   and its subsidiaries                           c/o One MetroTech Center
KeySpan Engineering & Survey, Inc.                Brooklyn, New York 11201
KeySpan-Ravenswood, LLC                           EnergyNorth Natural Gas, Inc.
KeySpan Corporate Services LLC                      and its subsidiaries
KeySpan Utility Services LLC                      Boston Gas Company
 c/o One MetroTech Center                         Essex Gas Company
Brooklyn, New York 11201                            and its subsidiaries
KeySpan New England, LLC                          Colonial Gas Company
   and its subsidiaries                           c/o 52 Second Avenue
                                                  Waltham, Massachusetts 02451

------------------------------------------------------------------------------
(Name of companies filing this statement and addresses of principal executive offices)

                               KeySpan Corporation
                               -------------------
        (Name of top registered holding company parent of each applicant

                               John J. Bishar, Jr.
              Senior Vice President, Secretary and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                            ------------------------
                     (Name and address of agent for service)

                       POST EFFECTIVE AMENDMENT NO. 17 TO
                          APPLICATION/DECLARATION UNDER
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     This post-effective amendment no. 17 amends and restates the post-effective amendment no. 14 on Form U-1/A in this proceeding in its entirety as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

Background

     KeySpan Corporation ("KeySpan") registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern Enterprises (now known as KeySpan New England, LLC) and its indirect acquisition of EnergyNorth Inc. (hereafter referred to as the "Mergers"). The Mergers were approved by the Securities and Exchange Commission (the "Commission") by order dated November 7, 2000 (Holding Co. Act Rel. 27271), as corrected by the order issued on December 1, 2000 (Holding Co. Act Rel. No. 27287) (collectively, the "Merger Order").

     KeySpan is a diversified registered public utility holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), which distributes natural gas at retail to residential, commercial and industrial customers in the New York City boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC ("KeySpan Generation"), which owns and operates electric generation capacity located on Long Island all of which is sold at wholesale to the Long Island Power Authority ("LIPA") for resale by LIPA to its approximately 1.1 million customers; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts to customers; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire (KEDNY, KEDLI, KeySpan Generation, Boston Gas, Colonial Gas, Essex Gas and ENGI are collectively referred to as the "Utility Subsidiaries"). Together, KEDNY and KEDLI serve approximately 1.66 million customers. Together, Boston Gas, Colonial Gas and Essex Gas serve approximately 768,000 customers. ENGI serves approximately 75,000 customers. KeySpan also directly or indirectly owns various non-utility subsidiaries (collectively referred to as the "Non-Utility Subsidiaries") through which KeySpan engages in energy related non-utility activities as described in the Merger Order.

     By order dated November 8, 2000, in File No. 70-9699 as corrected by an order dated December 1, 2000 (collectively, the "Financing Order"), the Commission reserved jurisdiction over KeySpan's proposal for implementation of an agreement for the allocation of consolidated taxes among KeySpan and its Subsidiaries[1] following the Mergers.[2]

     In the Financing Order, the Commission reserved jurisdiction over the implementation of such a tax allocation agreement because KeySpan indicated that the proposed tax allocation agreement provides for the retention by KeySpan of certain payments for tax losses that have been generated by it, in the limited and discrete circumstances where the losses were incurred in connection with the Acquisition Debt (as defined below) related to the Mergers, rather than the allocation of such losses to Subsidiaries without payment as would otherwise be required by Rule 45(c)(5) under the Public Utility Holding Company Act of 1935 (the "Act"). KeySpan filed a form of tax allocation agreement as Exhibit F-1 to the application underlying the Financing Order (the "Financing Application"). KeySpan, along with this Post-effective Amendment to the Financing Application, has filed as Exhibit B hereto a revised form of tax allocation agreement (the "Tax Allocation Agreement").

     KeySpan and its Subsidiaries (collectively, the "Applicants") now request release of jurisdiction over the foregoing matter, so that, as discussed below, the Applicants may enjoy the tax sharing benefits of the Tax Allocation Agreement as of the date of the Mergers.

Tax Allocation Benefits

     KeySpan initially issued approximately $2.2 billion of commercial paper under a commercial paper program in order to finance the Mergers, which amount was replaced with long-term debt following the closing of the Mergers (the "Acquisition Debt"). The aggregate annual interest expense on the Acquisition Debt is approximately $165 million. Because KeySpan and its consolidated subsidiaries file a consolidated income tax return, the interest expense on the Acquisition Debt will offset the group's consolidated taxable income and therefore reduce the overall tax liability of the group.[3] Applying a hypothetical 35% tax rate to the estimated consolidated taxable income of the group, the interest expense on the Acquisition Debt would reduce the group's tax liability by approximately $57 million per year.

---------
1 KeySpan's Subsidiaries include all direct and indirect existing and future subsidiaries, whether they are Utility Subsidiaries, Intermediate Holding Companies (i.e., KeySpan Energy Corporation and KeySpan New England, LLC), Non-Utility Subsidiaries or otherwise.

2 Prior to the expiration of the authorization period (December 31, 2003) provided by the Financing Order, KeySpan filed a new application on Form U-1/A in File No. 70-10129 seeking authority to engage in various financing transactions through December 31, 2006. The Commission issued an order in that proceeding on December 18, 2003 (Holding Co. Act Release No. 27776, File No. 70-10129) and KeySpan presently operates under the authority granted by that financing order (the "Present Financing Order").

3 The group is comprised of KeySpan and all of its subsidiaries that, from time to time, may be included in any consolidated, combined or unitary federal income tax return filed by KeySpan in accordance with the applicable provisions of the Internal Revenue Code of 1986, as amended.

     Therefore, the Tax Allocation Agreement will have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Debt to the entity that is legally obligated for its payment - KeySpan. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of KeySpan's subsidiaries will not exceed the "separate return tax" of such subsidiary (the "separate return limitation"). Thus, the proposed Tax Allocation Agreement will not have the effect of shifting a larger portion of the group's tax liability to any member of the group than such company would otherwise pay on a separate return basis. Exhibit G, utilizing hypothetical numbers, illustrates the difference between the Rule 45(c) method and the proposed method in the amounts of tax that would be allocated to the members of the KeySpan group.

     Unless the relief requested in this Post-Effective Amendment is granted, KeySpan would not be able to retain, or share in, the tax benefit (i.e., the reduction in the group's income tax liability) that is associated with the interest it pays on the Acquisition Debt. Rather, under Rule 45(c), the benefit of the interest expense would have to be allocated to other members of the group.

Legal Analysis

     Provisions in a tax allocation agreement between a registered holding company and its subsidiaries are subject to Section 12(b) of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides, however, that approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with the terms of the Rule 45(c). However, if a tax allocation agreement does not comply in all respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).[4]

     Rule 45(c)(2) provides that the consolidated tax may be apportioned among the members of the group in proportion to the corporate taxable income of each member or the separate return tax of each member, but, in either case, the amount of the tax apportioned to any subsidiary company may not exceed the "separate return tax" of such subsidiary. Thus, the central feature of Rule 45(c)(2) is that the amount of the consolidated tax of the group that is apportioned to any subsidiary company cannot exceed the amount of tax that such subsidiary would have paid computed as though it were not a member of a consolidated group.

     Rule 45(c)(4) provides that an allocation agreement may exclude companies not having positive corporate taxable income for the year (i.e., loss companies) from a current allocation of the benefit of their losses, provided that the agreement gives the loss companies carryover rights that can be used in future years to reduce their proportionate share of consolidated tax. Alternatively, under Rule 45(c)(5), the so-called "current payment" method, a tax allocation

--------
4 See The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000) ("National Grid").

agreement may require that the members of the group with a positive allocation pay the amount so allocated and that members of the group with a negative allocation receive current payment of their corporate tax credits. Specifically, Rule 45(c)(5) provides that:

     The agreement  may,  instead of excluding  members as provided in paragraph
     (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits.

     Thus, under Rule 45(c)(5), only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system, as well as all "subsidiary companies"), are entitled to be paid for any negative allocation (i.e., losses or credits). The proposed Tax Allocation Agreement adopts the "current payment" method, but provides for KeySpan to retain the tax savings attributable to the interest expense on the Acquisition Debt. The mechanism by which this is achieved is to first include (rather than exclude) KeySpan among the members of the consolidated group that are entitled to receive payments (i.e., negative allocations of tax) for their losses, but then limit that amount to the portion of KeySpan's losses that is attributable to the interest expense on the Acquisition Debt.

     In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies," on the one hand, and "subsidiary companies," on the other, represented a policy decision to preclude the holding company from sharing in the consolidated return savings. The Commission noted that "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act."[5] It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied.[6] In this matter, where KeySpan is seeking only to retain the tax benefit attributable to the net interest expense on the Acquisition Debt for which no other company in the KeySpan system has any liability, the proposed arrangement will not give rise to the types of problems that the Act was intended to address.

     Under Rule 45(c)(5), the tax benefit associated with the losses of a holding company must in effect be reallocated to its subsidiary companies, thereby reducing the allocated share of the consolidated tax liability that those subsidiaries would otherwise have if their tax were determined on a

--------
5    See Holding Co. Act Release No. 21767 (Oct. 29, 1980), citing Sen. Doc. 92,
     Part 72A, 70th Congress, 1st Sess. At 477-482.

6    National Grid, supra n. 3.

separate return basis. In the typical case, this reallocation of the holding company's share of the tax savings would not produce a significant windfall for its subsidiaries, because holding company expenses tend to be relatively small, consisting mainly of allocated corporate overheads and salaries. The largest item of holding company expense - interest on the debt that it incurs in order to supply capital to its subsidiaries - is typically offset by the interest income it receives from subsidiaries under the terms of mirror-image downstream loans.[7]

     In the instant case, however, the Acquisition Debt was not incurred to fund investments in KeySpan's Subsidiaries, but instead to acquire the equity of Eastern Enterprises. The Acquisition Debt represents indebtedness of KeySpan. Importantly, KeySpan could not, without the approval of the state commissions that have jurisdiction over rates of the Utility Subsidiaries, recover in rates of the Utility Subsidiaries any costs, including the interest on the Acquisition Debt, associated with the Mergers. Moreover, KeySpan's ability to pay interest on the Acquisition Debt, as well as to pay common dividends, is largely dependent upon its receipt of dividends from subsidiaries. Currently, KeySpan is not projecting any change in its dividend policy and therefore expects its dividend payout rate to continue to improve over the forecast period. In any event, the projected dividends will be paid from current and retained earnings of the Subsidiaries, as allowed by Rule 46, or as otherwise authorized in the Present Financing Order.

     Finally, because the amount of tax allocated to the Utility Subsidiaries will remain subject to the separate return limitation, the Tax Allocation Agreement will have no impact on the rates or revenue requirements of the Utility Subsidiaries. A basic premise of regulation followed by all of the state commissions that regulate the Utility Subsidiaries is that utility operations should not subsidize other operations nor should they be subsidized by other operations. Income taxes are, therefore, calculated on a standalone basis for jurisdictional ratemaking.

     The proposed Tax Allocation Agreement is consistent with the policies and purposes of Section 12 of the Act. That section does not prohibit a registered holding company from retaining the benefit of the tax attributes that it generates or require it to reallocate those tax attributes to its subsidiaries.
Section 12[8] merely prohibits upstream loans or extensions of credit to a registered holding company and requires approval, by rule or by order, for any loan by a holding company, or any subsidiary thereof, to a subsidiary company.[9]

--------
7 See Rule 52, which allows a holding company to charge its effective cost of money on downstream loans to subsidiaries.

8 Section 12(a) of the Act provides that "[i]t shall be unlawful for any registered holding company, by use of the mails or any means of instrumentality of interstate commerce, or otherwise, directly or indirectly, to borrow, or to receive any extension of credit or indemnity, from any public-utility company in the same holding-company system or from any subsidiary company of such holding company ...."

9 Section 12(b) of the Act, pursuant to which the Commission has promulgated Rule 45(a), provides that "[i]t shall be unlawful for any registered holding company or any subsidiary company thereof, by use of the mails or any means of instrumentality of interstate commerce, or otherwise, directly or indirectly, to lend or in any manner extend its credit to or indemnify any company in the same holding company system in contravention of such rules and regulations or orders as the Commission deems necessary ...."

     Moreover, the policy underlying Rule 45(c)(5), as articulated by the Commission in its release proposing Rule 45(c), appears to have little or nothing to do with the circumstances presented in this case. In its proposing release, the Commission noted that the "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits" was among the abuses that led to the passage of the Act.[10] The Commission then explained:

     The corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charge or contract, so as to transform them into corporate deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem incongruous with Section 13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses.[11]

     As this passage seems to suggest, the prohibition in Rule 45(c) on a registered holding company sharing in the consolidated tax savings appears to have been founded chiefly on Section 13(a) of the Act, which prohibits a registered holding company from entering into or performing any agreement for the sale of goods or provision of services or construction for a charge to any subsidiary company. In this case, however, KeySpan is not seeking to recover its own corporate costs from its subsidiaries, "in the guise of a tax allocation," by transforming them into deductible expenses of its subsidiaries. Moreover, the subsidiaries will not be reimbursing KeySpan for the interest expense on the Acquisition Debt through the tax allocation mechanism. Instead, the "benefit" obtained by KeySpan under the Tax Allocation Agreement is attributable entirely to the lower income tax liability of the consolidated group that is attributable to KeySpan's net interest expense.

     In fact, the policies and purposes of Section 13(a), which was intended only to prohibit holding companies from "exacting tribute" from subsidiaries through excessive and often illusory service charges for management services, have no bearing on how KeySpan and its subsidiaries choose to allocate the tax savings associated with KeySpan's interest expense. The interest on the Acquisition Debt represents a true cost of capital that KeySpan has incurred for a purpose unrelated to the operations of its subsidiaries. It is important to consider that, if KeySpan were to incur interest on debt the proceeds of which were used to fund loans to its subsidiaries, the Act and the Commission's rules would allow KeySpan to recover its cost of funds through interest charges to its

--------
10 See Holding Co. Act Release No. 21767 (Oct. 29, 1980), citing Senate Doc. 92, Part 72A, 70th Congress, 1st Sess., 1930, pp. 477 - 482.

11 As the Commission explained in its release proposing Rule 45(c), Rule 45(b)(6) had been interpreted to require the sharing of tax savings and liabilities exclusively among the members of the group with actual separate return tax liability or positive income. Thus, all loss companies, including but not limited to the parent holding company, were excluded from sharing in consolidated tax benefits under Rule 45(b)(6).

subsidiaries, and the policies and purposes of Section 13(a) would not come into play. KeySpan initially borrowed Acquisition Debt of $1.65 billion. The majority of this debt was pushed down on mirror-image terms to its subsidiaries through the use of notes payable, as a result of which KeySpan's interest income and interest expense cancel each other out to the extent of the debt push-down. Where, as in this case, KeySpan's Subsidiaries have not assumed 100% of the obligation for the Acquisition Debt, it would not be detrimental to the Subsidiaries or to consumers if KeySpan were to retain the benefit associated with any interest expense on Acquisition Debt that has not been pushed down. Moreover, if KeySpan were to reallocate the tax savings attributable to the interest expense on the Acquisition Debt to those members of the group with a positive allocation, as dictated by Rule 45(c)(5), the net effect would be the same as if KeySpan made a capital contribution to those subsidiaries.

     In The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15,
2000) ("National Grid"), the Commission authorized National Grid Group and its subsidiaries to enter into a tax allocation agreement under which the tax benefit of the interest expense on acquisition debt would be allocated to the U.S. sub-holding company of National Grid Group that had incurred the debt. With one exception, the circumstances in that case are identical to those presented here. In National Grid, a U.S. sub-holding company of National Grid Group incurred approximately $3.2 billion of bank debt in order to finance the acquisition of New England Electric System ("NEES").[12] National Grid Group explained that, without the requested relief, it would suffer an increased U.K. tax liability. This was because, under U.K. tax law, there is not a system of consolidated tax groups similar to that under U.S. law. The applicant further explained that, under U.K. law, a loss member of a corporate group may "surrender" the loss to another member and thereby reduce the receiving company's taxable profits. National Grid Group stated that payment for the loss was necessary for two reasons; first, because under U.K. law, an agreement requiring an uncompensated surrender of tax benefits could possibly be voided under creditor protection laws, and second, to assure that National Grid Group would receive appropriate tax credits under U.K. tax laws for the U.S. taxes paid by the U.S. sub-holding company.

     In  approving  the  proposed  tax  allocation  agreement,   the  Commission
observed:

     It does not appear that approval of the Tax Allocation Agreement would lead to the abuses that section 12 is intended to prevent, and therefore approval will not be detrimental to the NEES Group and its consumers. The `separate return' limitation will assure that the NEES' Utility Subsidiaries tax liability will not be higher than it otherwise would have been. In addition, the Financing Applicants note that the conditions applicable to our authorization with respect to dividend payments will provide additional protections. Consequently, the Tax Allocation Agreement does not provide a means for a foreign parent holding company to `milk' the U.S. - organized companies.

-------
12 The acquisition debt was initially borrowed by National Grid Group, the top registered holding company, and then loaned on mirror-image terms to the U.S. sub-holding company, as a result of which National Grid Group's interest expense and interest income canceled each other out.

     In addition, because the NEES Group has no obligation with respect to the Merger-Related Debt and the debt does not affect the NEES Group's financial position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the Tax Allocation Agreement. (Footnote omitted).

     KeySpan's current circumstances do not involve any interplay between foreign and U.S. tax laws, and approval or disapproval of the proposed Tax
Allocation Agreement will not have any effect on the overall amount of consolidated income tax that KeySpan will pay. Nevertheless, it is clear that the Commission's approval of the tax allocation agreement in National Grid was based almost entirely upon its determination that the agreement would not lead to the abuses that Section 12 was intended to prevent; that the NEES utility subsidiaries allocated share of the consolidated tax would be no higher than it would otherwise be on a separate return basis; that the U.S. subsidiaries had no obligation on the merger-related debt; and that the merger-related debt did not affect the NEES subsidiaries' financial position or credit. The fact that the proposed tax allocation agreement would reduce National Grid Group's overall U.S. and U.K. tax liability and enable National Grid Group to avoid other potential legal problems under U.K. law (associated with "surrendering" of tax attributes by any subsidiary) appears to have been a subordinate consideration.

     In all other relevant respects, KeySpan's circumstances are the same as those presented in National Grid. The proposed Tax Allocation Agreement will not lead to the kinds of abuses Section 12 was intended to prevent (e.g., prohibition on upstream loans) and is not a device for transferring KeySpan's expenses to its Subsidiaries. KeySpan's Subsidiaries' allocated share of the consolidated return liability will be no greater than it would be if calculated on a separate return basis, as required by Rule 45(c). The Tax Allocation Agreement will not have the effect of shifting KeySpan's interest expense to the Utility Subsidiaries. Finally, the Acquisition Debt has not affected the Utility Subsidiaries' financial position or credit, as evidenced by their credit ratings, the capitalization ratios that KeySpan is committed to maintain under the terms of the Financing Order in this proceeding, or projected dividend payout rate.[13]

Filing of Certificate of Notification

     KeySpan proposes to file with the Commission a certificate under Rule 24, on or before November 30 of each calendar year, reporting the following information covering the previous calendar year:

     (1) A detailed analysis provided in tabular form that describes the Acquisition Indebtedness by issue, amount and maturity date (for example, as applicable, the table would show the issuer, interest rate, type/name of security, CUSIP, issue date, maturity, and principal amount of each component of the Acquisition Indebtedness) and describes any repayment or refinancing of Acquisition Indebtedness, and;

--------
13 KeySpan is now committed to maintain the same capitalization ratios under the Present Financing Order.

     2) Detailed tax work sheets showing the allocation of the consolidated tax group's Federal income tax liability among the KeySpan consolidated group.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

     The estimated fees, commissions and expenses in connection with the proposed request are approximately $10,000 which are comprised of legal fees.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

         A.       Applicable Provisions

     Section 12 of the Act and Rule 45 thereunder are considered applicable to the proposed transaction.

     To the extent that the proposed transaction is considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

         B.       Rule 53 and 54 Analysis

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At September 30, 2004, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,129,251,000. With respect to Rule 53(a)(1), the Commission determined in the Present Financing Order (the "Rule 53(c) Order"), that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $3 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of KeySpan's overall financial condition which took into account, among other factors, KeySpan's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the Financing Order.

     KeySpan's investments in EWGs and FUCOs have increased from approximately $657 million as of December 31, 2000 to approximately $1.13 billion as of September 30, 2004. Nevertheless, KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through September 30, 2004. As of September 30, 2003, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, KeySpan's consolidated capitalization consisted of 38.67% common equity and 61.33% debt (including long and short-term debt and preferred stock). As of September 30, 2004, KeySpan's consolidated capitalization consisted of 42.36% equity and 57.64% debt (including long and short-term debt and preferred stock). These ratios comply with the requirement in KeySpan's Present Financing Order that KeySpan's common equity will be at least 30% of its capitalization. In addition, KeySpan's average consolidated retained earnings increased from approximately $480 million as of December 31, 2000 to approximately $665 million as of September 30, 2004. Accordingly, since the date of the Financing Order, the capitalization and earnings attributable to KeySpan's investments in EWGs and FUCOs has not had an adverse impact on KeySpan's financial integrity.

ITEM 4.  REGULATORY APPROVAL.

     No state commission and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5.  EXHIBITS

     A        Not applicable

     B        The Tax Allocation Agreement (previously filed)

     C        Not applicable

     D        Not applicable

     E        Not applicable

     F-1      Opinion of Counsel (previously filed)

     F-2      Past Tense Opinion of Counsel (to be filed pursuant to Rule 24)

     G        Illustration of Tax Allocation Methods (previously filed)

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its Subsidiaries by the undersigned officer thereunto duly authorized.


                                            KEYSPAN CORPORATION


                                            /s/John J. Bishar, Jr.
                                            --------------------------------
                                            John J. Bishar, Jr.
                                            Senior Vice President, Secretary
                                            and General Counsel